JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: (216) 586-3939 • FACSIMILE: (216) 579-0212
November 7, 2005
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance

Re:	R.H. Donnelley Corporation
Registration Statement on Form S-4
Ladies and Gentlemen:
     On behalf of R.H. Donnelley Corporation (the “Company”), we are transmitting for filing the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company in connection with the registration by the Company under the Securities Act of 1933 (the “Securities Act”) of shares of its common stock in connection with the merger of Dex Media, Inc. (“Dex”) with and into a wholly owned subsidiary of the Company pursuant to the Agreement and Plan of Merger, dated October 3, 2005, among the Company, Forward Acquisition Corp. and Dex.
     The Company has transferred the amount of $256,777 on November 4, 2005 and $822 on November 7, 2005 to the Commission’s account at Mellon Bank, Pittsburgh, Pennsylvania.
     Pursuant to Rule 461 under the Securities Act, the Company intends to make an oral or written request for acceleration of the effectiveness of the Registration Statement, and the Company is aware of its obligations under the Securities Act.
     Please contact the undersigned at (216) 586-7002 if you have any questions concerning this filing.
Very truly yours,
/s/ Kimberly J. Pustulka
Kimberly J. Pustulka
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